SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

SCIO DIAMOND TECHNOLOGY CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

808831101
(CUSIP Number)

Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402
(612) 367-8785
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,0001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON James Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 768,9281
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 768,9281
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,9281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 93,750 shares of Common Stock owned by the Reporting Person’s IRA, and 313,750 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kenneth L. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 651,5001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 651,5001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,5001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 312,500 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 687,0001,2
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 687,0001,2
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,0001,2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

1Includes 312,500 shares of Common Stock issuable upon the exercise of warrants and 31,250 shares of Common Stock issuable upon the exercise of options.
2Two of Mr. McPheely’s adult children each own 31,250 shares of Common Stock and rights to acquire 31,250 shares of Common Stock upon the exercise of stock warrants, of which Mr. McPheely disclaims beneficial ownership.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ( a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,0001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

1Includes 250,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kristoffer Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Paul Rapello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. and Marsha C. Bailey JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,0001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

1 Two of Mr. and Mrs. Bailey’s adult children each own 1,250 shares of Common Stock, of which Mr. and Mrs. Bailey disclaim beneficial ownership.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Robert M. Daisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,0001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 125,000 shares of Common Stock issuable upon the exercise of warrants.

EXPLANATORY NOTE

This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2012, Amendment No. 1 filed with the Commission on March 24, 2014, Amendment No. 2 filed with the Commission on April 14, 2014, Amendment No. 3 filed with the Commission on May 8, 2014, Amendment No. 4 filed with the Commission on May 28, 2014, Amendment No. 5 filed with the Commission on June 3, 2014, and Amendment No. 6 filed with the Commission on June 5, 2014  by the Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010 (the “Hartness Revocable Trust”), Kristoffer Mack, Paul Rapello, Glen R. Bailey and Marsha C. Bailey as joint tenants and Mr. Bailey in his individual capacity, Kenneth L. Smith, the Bernard M. McPheely Revocable Trust U/A DTD May 25, 2011, James Carroll and the Guarantee & Trust Co. TTEE James Carroll r/o IRA, and Robert M. Daisley (collectively, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.  As set forth below, as of the date of the Settlement Agreement (as defined below), the Reporting Persons shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Securities Exchange Act of 1934 and the Hartness Revocable Trust shall hereinafter continue to report on this Schedule 13D on its own (and Messrs. Mack, Rapello, Bailey, Smith, Carroll and Daisley, Mr. and Mrs. Bailey as joint tenants, the Bernard M. McPheely Revocable Trust U/A DTD May 25, 2011, and the Guarantee & Trust Co. TTEE James Carroll r/o IRA will no longer be filing as Reporting Persons under this Schedule 13D).
Item 4.  Purpose of Transaction.
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On July 9, 2014 the Reporting Persons entered into Amendment No. 1 to the Group Voting Agreement (the “Voting Agreement Amendment”), pursuant to which Section 13 of the Voting Agreement was amended to terminate the Voting Agreement effective as of July 9, 2014.  The foregoing description of the Voting Agreement Amendment is qualified in its entirety by reference to the full text of the Voting Agreement Amendment, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.
On June 23, 2014, the Company entered into a settlement agreement (the “Settlement Agreement”) by and among Edward S. Adams, Michael R. Monahan, Gerald McGuire, James Korn, Bruce Likly, Theodorus Strous, and Robert C. Linares, their present and past affiliates, such as Apollo Diamond, Inc., Apollo Diamond Gemstone Corporation, Adams Monahan LLP, Focus Capital Group, Inc. and Oak Ridge Financial Services Group, Inc., family members and spouses (the “Adams Group”), and Thomas P. Hartness, Kristoffer Mack, Paul Rapello, Glen R. Bailey, Marsha C. Bailey, Kenneth L. Smith, Bernard M. McPheely, James Carroll, Robert M. Daisley, Ben Wolkowitz, Craig Brown, Ronnie Kobrovsky, Lewis Smoak, Brian McPheely, Mark P. Sennott, the Sennott Family Charitable Trust, and their affiliates (the “Save Scio Group”), pursuant to which the Company and the Save Scio Group settled the previously pending consent contest for the election of directors. Pursuant to the Settlement Agreement, on June 23, 2014, Messrs. Adams, Strous, Linares and McGuire resigned as directors effective immediately, the Board expanded the size of the Board to seven directors and appointed Messrs. McPheely, Wolkowitz, Smoak and Leaverton (the “Save Scio Nominees”) to fill all but one of the resulting vacancies. Messrs. Korn and Likly resigned on June 23, 2014 and were immediately reappointed to the Board.  In addition, the Company agreed to nominate each of Messrs. Korn and Likly (the “Adams Group Nominees”) and the Save Scio Nominees for election to the Board at the Company’s 2014 annual meeting of stockholders. Pursuant to the Settlement Agreement, the Adams Group and the Save Scio Group must vote their shares of Common Stock for the other’s nominees for the next three years, and will also have replacement rights in the event these nominees are unable to serve as directors.

The Settlement Agreement contains various other terms and provisions, including with respect to the transfer of (i) one million shares of Common Stock to the Company for cancellation and (ii) one million shares of Common Stock to the Save Scio Group, a portion of which is allocated for reimbursement by the Adams Group of the Save Scio Group’s out-of-pocket expenses in connection with the nomination of the Save Scio Nominees and past litigation involving certain members of the Adams Group and the Save Scio Group (the “Litigation”), the Save Scio Group’s withdrawal of the Litigation, termination of the Save Scio Group’s consent solicitation, and accelerated expiration of the Company’s stockholder Rights Agreement. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 4.
Item 7.  Material to Be Filed as Exhibits.
Item 99.5	Amendment No. 1 to Group Voting Agreement, dated as of July 9, 2014, by and among the Reporting Persons.
Item 99.6	Settlement Agreement, dated June 23, 2014 by and among the Company, the Adams Group and the Save Scio Group.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2014		THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

	By:	*
Thomas P. Hartness, Trustee

*
Kristoffer Mack, Individually

*
Paul Rapello, Individually

*
Glen R. Bailey, Individually

*
Marsha C. Bailey, Individually

*
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

	By:	/s/ Bernard M. McPheely
Bernard M. McPheely, Trustee

*
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

	By:	*
James Carroll, Trustee

*
Robert M. Daisley, Individually

* By:	/s/ Bernard M. McPheely
Attorney-in-Fact

Exhibit 99.5

AMENDMENT NO. 1 TO GROUP VOTING AGREEMENT

This Amendment No. 1 to Group Voting Agreement (this “Amendment”) is made as of July 9, 2014 to the Group Voting Agreement (the “Group Voting Agreement”), dated as of April 14, 2014, by and among (i) the Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011 (“McPheely”), (ii) those parties set forth on Exhibit A attached thereto (the “Stockholder Parties”) and (iii) such other parties as may become party to the Group Voting Agreement after the date thereof (collectively, the “Parties”).
_______________________
Whereas, the Parties desire to amend the Group Voting Agreement;
Now, Therefore, the Parties hereby agree as follows:
1.	Amendment of Section 13. Section 1.7 of the Group Voting Agreement is amended and restated in its entirety to read as follows:
“13.  Termination.  This Agreement will automatically terminate on July 9, 2014.  Notwithstanding the foregoing, Sections 1, 7, 8, 9 and 12 shall survive the termination of this Agreement indefinitely.”
2.	Other Provisions Unaffected. This Amendment shall be deemed to be in full force and effect immediately prior to the execution of the Group Voting Agreement. Except as expressly modified hereby, all arrangements, agreements, terms, conditions and provisions of the Group Voting Agreement remain in full force and effect, and this Amendment and the Rights Agreement, as hereby modified, shall constitute one and the same instrument. To the extent that there is a conflict between the terms and provisions of the Group Voting Agreement and this Amendment, the terms and provisions of this Amendment shall govern for purposes of the subject matter of this Amendment only.
3.	Miscellaneous.
a.	Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile or other electronic transmission) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
b.	Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Nevada and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
c.	Further Assurances. Each Party shall cooperate and take such action as may be reasonably requested by another Party in order to carry out the transactions and purposes of this Amendment.
d.	Descriptive Headings. Descriptive headings of the several sections of this Amendment and the Rights Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof or thereof.

e.	Entire Agreement. This Amendment and the Group Voting Agreement, and all of the provisions hereof and thereof, shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and executors, administrators and heirs. This Amendment, together with the Group Voting Agreement, sets forth the entire agreement and understanding among the Parties as to the subject matter hereof and merges with and supersedes all prior discussions and understandings of any and every nature among them.
f.	Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, then such term, provision, covenant or restriction shall be enforced to the maximum extent permissible, and the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

[Signature Page Follows]

In Witness Whereof, the parties hereto have caused this Amendment No. 1 to Group Voting Agreement to be duly executed as of the day and year first above written.

THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

By:	/s/ Thomas P. Hartness
Thomas P. Hartness, Trustee

/s/ Kristoffer Mack
Kristoffer Mack, Individually

/s/ Paul Rapello
Paul Rapello, Individually

/s/ Glen R. Bailey
Glen R. Bailey, Individually

/s/ Marsha C. Bailey
Marsha C. Bailey, Individually

/s/ Kenneth L. Smith
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

By:	/s/ Bernard M. McPheely
Bernard M. McPheely, Trustee

/s/ James Carroll
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

By:	/s/ James Carroll
James Carroll, Trustee

/s/ Robert M. Daisley
Robert M. Daisley, Individually

Exhibit 99.6

SETTLEMENT AGREEMENT

This settlement agreement (this “Agreement”) is made and entered into on the Effective Date, by and among [1] Scio Diamond Technology Corporation (“Scio”), [2] Edward S. Adams, Michael R. Monahan, Gerald McGuire, James Korn, Bruce Likly, Theodorus Strous, and Robert C. Linares, their present and past affiliates, such as Apollo Diamond, Inc., Apollo Diamond Gemstone Corporation, Adams Monahan LLP, Focus Capital Group, Inc. and Oak Ridge Financial Services Group, Inc., family members and spouses (the “Adams Group”), and [3] Thomas P. Hartness, Kristoffer Mack, Paul Rapello, Glen R. Bailey, Marsha C. Bailey, Kenneth L. Smith, Bernard M. McPheely, James Carroll, Robert M. Daisley, Ben Wolkowitz, Craig Brown, Ronnie Kobrovsky, Lewis Smoak, Brian McPheely, Mark P. Sennott, the Sennott Family Charitable Trust, and their affiliates (the “Save Scio Group”).1  For the purposes of this Agreement, Scio, members of the Adams Group and members of the Save Scio Group are sometimes referred to in this Agreement individually as a “Party” or, collectively, as the “Parties.”
RECITALS

A.            Certain members of the Save Scio Group have been requesting a stockholder meeting and a change to the composition of Scio’s Board of Directors;
B.            Certain members of the Save Scio Group filed a Verified Shareholder Derivative Complaint captioned McPheely v. Adams (the “McPheely Complaint”) against certain members of the Adams Group on July 26, 2013, in the Court of Common Pleas of the State of South Carolina, which Defendants removed to the United States District Court for the District of South Carolina, asserting, among others, claims related to alleged breaches of fiduciary duty owed to Scio, and its predecessors, which are further set forth in the McPheely Complaint;
C.            Lawsuits alleging similar or related claims as the McPheely Complaint have been filed derivatively on behalf of Loblolly, Inc. and Apollo Diamond, Inc. in various jurisdictions, including, among others, the action captioned Sennott v. Adams in the United States District Court for the District of South Carolina (the “Sennott Complaint”), and the actions captioned Mack v. Adams and Fink v. Adams in the United States District Court for the District of Minnesota (and related cases);
D.            The members of the Adams Group dispute the claims set forth in the McPheely or Sennott Complaints, and in the other related lawsuits, and have denied and continue to deny that they have any liability for any such claim asserted in those actions; and
E.            The Parties desire to avoid the risk, inconvenience and expense of litigation and a proxy contest, and have therefore agreed to fully and fairly settle any and all disputes and legal claims based on any conduct by the Parties prior to the Effective Date, whether known or unknown, including any claims relating to the subject matter of the McPheely and Sennott Complaints.

1 The term “Save Scio Group” as used herein is not intended to and shall not be construed to add any members to the “Save Scio” group of shareholders as set forth in the group’s Schedule 13-D, as amended, on file with the Securities and Exchange Commission.

NOW, THEREFORE, for and in consideration of the promises, covenants, and undertakings described below, and for other good and sufficient consideration, the Parties agree as follows:

TERMS OF AGREEMENT
1.            Effectiveness
This Agreement shall become binding upon execution by all of the Parties (the “Effective Date”), whether in counterpart or a single instrument.
2.            Recitals
The Recitals above are incorporated into this Agreement as if set forth fully herein.
3.            Board of Directors Action
Effective as of the Effective Date, Scio and  the Board of Directors of Scio (“Board”) have taken the following actions, as applicable:
A.            the Board has duly adopted the resolutions contained in the consent attached hereto as Exhibit A (the “Consent”)
B.            Scio has executed Amendment No. 1 (the “Poison Pill Amendment”) to the Rights Agreement, dated as of April 14, 2014, between the Company and Empire Stock Transfer Inc. (“Empire”) and has delivered a copy to the Save Scio Group;
C.            all existing members of the Board of Scio, consisting of Edward S. Adams, Gerald McGuire, James Korn, Robert Linares, Theodorus Strous, and Bruce Likly have tendered their resignations as directors and officers, if applicable, to Scio.
D. Gerald McGuire and James Korn have returned all shares and compensation (other than reasonable fees for Board meetings and, in the case of Mr. McGuire, for consultation services provided as an interim officer of Scio, through the Effective Date) to Scio.
4.            Corporate Governance Measures
A.            Board
Scio and members of the Adams Group and the Save Scio Group agree, for a continuing period of three (3) years after the Effective Date (the “Standstill Period”), to :
(a) constitute the Board as follows:
(i)            Two (2) members will be nominees of the Adams Group, who must be independent under NASDAQ rules and cannot be Edward S. Adams, Michael R. Monahan, or Theodorus Strous.  The initial members so nominated will be Bruce Likly and James Korn.
 (ii)            Four (4) members will be nominees of the Save Scio Group, three of whom must be independent under NASDAQ rules and may include Bernard M. McPheely but cannot be Kristoffer Mack, Paul Rapello, or any other current or former Scio stockholder who has been a party to litigation against any member of the Adams Group.  The initial members so nominated will be Bernard M. McPheely, Ben Wolkowitz, Lewis Smoak and Karl Leaverton.

(iii)            One (1) member will be the Chief Executive Officer (“CEO”) of Scio ex officio, as elected by a majority of the four Board members nominated by the Save Scio Group pursuant to the foregoing subsection.
(b) vote their equity securities in Scio for the election of the directors nominated pursuant to Section 4(A)(a);
(c) not engage in any efforts to oppose the election of any candidate proposed by any other Party; and
(d) take all actions necessary or appropriate, and recommend that stockholders vote their shares of stock, in accordance with the terms of this Agreement.
B.            Special Committee
Scio agrees that the Board will appoint a committee comprised of four (4) members (which cannot include Kristoffer Mack, Paul Rapello or Bernard McPheely or any current or former Scio stockholder who has been party to litigation against any member of Adams Group) to approve any future transactions with the Adams Group or the Save Scio Group members.
C.            Annual Meeting
Scio will hold its annual meeting of stockholders as soon as practicable after filing of its Form 10-K for the year ended March 31, 2014.  At such meeting, Scio will nominate, and the members of the Adams Group and the members of the Save Scio Group will vote to elect the nominees as set forth in the Consent or as otherwise specified pursuant to Section 4(A).  During the Standstill Period, no member of the Adams Group or the Save Scio Group will take any action to solicit consents or proxies of Scio stockholders, and no Adams Group or Save Scio Group member will make stockholder proposals, without the prior written approval of the newly constituted Board.  The consent solicitation by members of Save Scio Group will be terminated.
5.            Share Transfer by Edward S. Adams and Michael R. Monahan
Upon the effectiveness of the Poison Pill Amendment, Edward S. Adams will transfer one million (1,000,000) Scio shares and Michael R. Monahan will transfer one million (1,000,000) Scio shares for a total of two million (2,000,000) Scio shares as follows: one million (1,000,000) shares will be transferred to Scio for cancellation, and one million (1,000,000) shares will be transferred to the Save Scio Group.
6.            No Admissions
The Parties hereto understand and agree that the releases granted herein are absolute and are made to assure the full and complete release and discharge of any liability any Party may have to any other Party, and to prevent the imputation of any liability for any reason whatsoever, and that this Agreement does not state, constitute or imply any admission of liability of any sort; it being further understood that this Agreement is made as a compromise to avoid further litigation and for the specific purpose of terminating all controversies and claims for damages of whatever nature, between or among the Parties, including but not limited to those arising out of or in any way related to any of the facts, allegations or claims made in the litigation or the proxy battle.  Each of the Parties continues to deny any obligation or liability with regard to any claim or demand of any sort whatsoever made against them.  The Parties agree that this Agreement shall not be used by or against any Party in any other proceeding to establish or as evidence of any liability, or absence of liability, on any of the claims asserted in the McPheely or Sennott

Complaints; provided, however, that this Agreement may be used in any action or proceeding to enforce or obtain recovery under the terms of this Agreement or to support a defense of res judicata, collateral estoppel, release, good faith settlement, accord and satisfaction, setoff, mootness, or any similar defense or counterclaim.
7.            Mutual Release of All Claims
Scio, the members of the Adams Group, on behalf of themselves, as well as on behalf of their agents, spouses, children, beneficiaries, predecessors, successors, attorneys, heirs, assigns, and anyone else claiming through or on behalf of them, if any (the “Adams Group Releasing Parties”), and the members of the Save Scio Group, on behalf of themselves, as well as on behalf of their agents, spouses, children, beneficiaries, predecessors, successors, attorneys, heirs, assigns, trusts, and anyone else claiming through or on behalf of them, if any (the “Save Scio Group Releasing Parties”), hereby fully, irrevocably and unconditionally release, acquit, and discharge the Adams Group Releasing Parties and the Save Scio Group Releasing Parties, respectively, and all other Parties from any and all claims, actions, complaints, causes of action, rights, demands, obligations, accounts, defenses, or liabilities of any kind whatsoever, whether in law or in equity, whether contractual, common law, statutory, federal, state, or otherwise, which Scio or any of the Releasing Parties has or could have, whether now or in the future, known or unknown, against the Parties, including those arising out of or related in any way to the allegations, claims, and defenses that have been or could have been asserted in the McPheely or Sennott Complaints.
For the purpose of implementing a full and complete release and discharge, the Parties expressly acknowledge that the releases provided in this Agreement are intended to include in their effect, without limitation, any and all claims, complaints, charges or suits, including those claims, complaints, charges or suits which they do not know or suspect to exist in their favor at the time of execution hereof, which if known or suspected, could materially affect the Parties’ decision to execute this Agreement.
The Parties acknowledge that they have been advised by their respective legal counsel with respect to, and are familiar with, the provisions of California Civil Code Section 1542, which provides as follows:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.
The Parties, being aware of said code section, hereby expressly waive any and all rights they may have thereunder, as well as under any other statutes or common law principles of similar effect.  In connection with such waiver, the Parties acknowledge that they are aware that they or their attorneys may hereafter discover claims or facts in addition to or different from those which they now know or believe to exist with respect to the subject matter of the Dispute and that it is nevertheless the intention of the Parties to fully, finally, and forever settle and release each other and their respective representatives of the released matters, whether known, unknown or suspected, which now exist or heretofore have existed.  The Parties acknowledge that they understand the significance and consequence of this release and specific waiver of Section 1542, and similar provisions.  The Parties affirm that this waiver of Section 1542, and similar provisions, is not a mere recital.  Rather, it is a specifically bargained-for provision of this Agreement and is material consideration for the release.  The Parties affirm that they are aware that they would not have entered into the Agreement but for the agreement of the Parties to a full waiver of all claims of any type and description, including unknown claims.  The Parties have included this waiver of Section 1542, and similar provisions, in the Agreement in order to procure certainty in their affairs
8.            Covenant Not to Sue
Scio, the Adams Group Releasing Parties, and the Save Scio Group Releasing Parties further represent, covenant and agree not to bring any claim, action, suit, or proceeding against the Parties regarding the matters settled and released by this Agreement, including, but not limited to, any claim, action, suit, or proceeding raised or that could have been raised relating to the McPheely or Sennott Complaints.
The Parties also agree not to solicit or encourage further litigation or proceedings against each other based on such claims.  The Save Scio Group further agrees that its members shall not waive any future conflict of interest presented by their counsel’s representation of any party other than members of the Save Scio Group in connection with claims raised or that could have been raised relating to the McPheely or Sennott Complaints.  The Parties also agree not to disparage or take any action which is intended, or would reasonably be expected, to harm any of the other Parties or negatively affect their reputations or which would reasonably be expected to lead to unwanted or unfavorable publicity for Scio or any of the Parties, provided however, that nothing herein shall be construed to preclude a Party from complying with or responding to any inquiry, demand or request from government authorities, investigations, or other official proceedings conducted by state and federal regulatory authorities.  The Parties will jointly prepare or approve a press release from Scio announcing the change in the Board and the other matters specified in this Agreement.
9.            Indemnification and Expenses
Scio indemnification provisions will be available to all members of the Board currently serving or appointed by the Adams Group or the Save Scio Group for future claims, if permitted under applicable law.  The Save Scio Group will be reimbursed for expenses in connection with the prior pursuit of claims, the settlement and the consent solicitation solely through the transfer of one million shares to the Save Scio Group pursuant to Section 5.  The members of the Adams Group will not be reimbursed or indemnified by Scio for any expenses in connection with the settlement or prior litigation by any member of the Save Scio Group either in their own capacity or derivatively on behalf of Scio against any member of the Adams Group.  The Parties will not oppose Directors and Officers (“D&O”) insurance coverage under policies of Scio existing prior to or as of the Effective Date to cover any claim or legal defense for the Adams Group.  The Parties agree that Latham & Watkins can continue to defend the members of the Adams Group, and the Parties will not seek to disqualify Latham & Watkins as counsel for the Adams Group.  Members of the Save Scio Group will cooperate with Scio and assist the members of the Adams Group with respect to the SEC’s investigation (C-08091) or any claim relating to Scio and/or the members of the Adams Group, and will not take any action that would impede the defense and/or resolution of any such claims.

10.            Investigation
Each of the Parties has made such investigation of the facts pertaining to this Agreement, as it deems necessary.  The Parties hereto understand that if any fact with respect to any matter covered by this Agreement is found hereafter to be other than, or different from, the facts now believed by the parties to be true, each party hereto expressly accepts and assumes the risk of such possible difference in facts and agrees that this Agreement shall become and remain effective notwithstanding such different facts.
11.            Integration Clause
This Agreement contains the entire agreement of the Parties and supersedes any and all prior, written or oral, agreements among them concerning the subject matter of this Agreement. There are no representations, agreements, arrangements or understandings, oral or written, among the Parties, relating to the subject matter of this Agreement that is not fully expressed herein.
12.            Other and Further Documents
The Parties shall take such actions and shall execute, deliver and file or record any such document as may be reasonable or necessary to effectuate the purposes and contents of this Agreement, including dismissals with prejudice of the McPheely and Sennott Complaints, and documents seeking the approval of the settlement and dismissal of the McPheely and Sennott Complaints on a derivative basis.
13.            Consultation With Counsel
The Parties represent and warrant that they have presented their counsel with this Agreement, that the Parties have had the opportunity to review this Agreement and that they are executing this Agreement of their own free will after having received advice from counsel regarding execution of this Agreement.
14.            Choice of Law, Jurisdiction and Venue
This Agreement shall be governed by and construed in accordance with Nevada law.  If any party attempts to institute a legal proceeding to enforce or interpret the terms of this Agreement, or otherwise, such proceeding must be instituted and maintained exclusively in the state District Courts of the State of Nevada, and each party hereto expressly consents to the jurisdiction and venue of such court and waives any objections to such jurisdiction and venue in any action arising out of this Agreement.
15.            Severability
If any one or more of the provisions of this Agreement should be ruled wholly or partly invalid or unenforceable by a court or other government body of competent jurisdiction, then: (i) the validity and enforceability of all provisions of this Agreement not ruled to be invalid or unenforceable shall be unaffected if the Parties mutually elect in writing to proceed as if such invalid or unenforceable term(s) had never been included in the Agreement; (ii) the effect of the ruling shall be limited to the jurisdiction of the court or other government body making the ruling; (iii) the provision(s) held wholly or partly invalid or unenforceable shall be deemed amended, and the court or other government body is authorized to reform the provision(s), to the minimum extent necessary to render them valid and enforceable in conformity with the Parties’ intent as manifested herein; and (iv) if the ruling and/or the controlling principle of law or equity leading to the ruling is subsequently overruled, modified, or amended by legislature, judicial, or administrative action, then the provision(s) in question as originally set forth in this Agreement shall be deemed valid and enforceable to the maximum extent permitted by the new controlling principle of law or equity.
16.            No Waiver
The failure of any Party to insist upon compliance with any of the provisions of this Agreement or the waiver thereof, in any instance, shall not be construed as a general waiver or relinquishment by such Party of any other provision of this Agreement.
17.            Amendment
This Agreement may not be amended except by an instrument in writing, executed by the Parties, and each of them.
18.            Agreement Obligates, Extends and Inures
The provisions of this Agreement shall be binding upon and inure to the benefit of each of the Parties and each of the Parties’ successors, heirs, devisees, and assigns, if any.
19.            No Reliance
Each of the Parties represents and warrants that, except for the representations and warranties specifically set forth in this Agreement, in executing this Agreement, it does not rely, and has not relied, on any representation or statement made by any other party to this Agreement, on any representation or statement made anyone acting on behalf of any party to this Agreement, or any representation or statement made by any other person.
20.            No Assignment or Transfer of Action
Each of the undersigned Parties represents and warrants that it owns the claims released hereby; that no other person or entity has any interest in such claims; that it has not sold, assigned, conveyed or otherwise transferred any such claim, or any other claim or demand against any person released hereby; and, that it has the sole right to settle and release such claims. The undersigned, including counsel, represent and warrant that to the best of their information and belief, they have no knowledge of any claims held by one against the other that are not released hereby and that they have no knowledge of any other party with claims or potential claims against the Parties.
21.            Each Party to Bear Its Own Attorneys’ Fees and Costs
Except as provided for herein, each of the Parties shall bear its own attorneys’ fees and costs in connection with this Agreement.
22.            Multiple Counterparts
This Agreement may be executed in multiple counterparts that shall become effective to the same extent as the original only when every party has signed and delivered a signed counterpart.  For purposes of the execution of this Agreement, signature pages transmitted by facsimile or email/.pdf shall be given the same weight and effect as, and treated as, original signatures.
23.            Authority
The undersigned natural persons executing this Agreement warrant and represent that they are duly authorized to do so and to bind the person or entity for which they sign.

24.            Construction
Each Party hereto has cooperated in the drafting and preparation of this Agreement.  In any construction to be made of this Agreement, the same shall not be construed against any Party on the ground that said Party drafted this Agreement. The rights and obligations of the Parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the State of Nevada, in effect as of the date hereof.

(signature pages follow)

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the dates written below.

READ CAREFULLY BEFORE SIGNING.

Dated: June 23, 2014	Adams Group

/s/ Edward S. Adams
By: Edward S. Adams

/s/ Michael R. Monahan
By: Michael R. Monahan

/s/ Gerald McGuire
By: Gerald McGuire

/s/ James Korn
By: James Korn

/s/ Bruce Likly
By: Bruce Likly

/s/ Theodorus Strous
By: Theodorus Strous

/s/ Robert C. Linares
By: Robert C. Linares

SCIO DIAMOND TECHNOLOGY CORPORATION

By: /s/ Bruce M. Likly
Bruce M. Likly, Co-Chairman

Save Scio Group

/s/ Thomas P. Hartness
By: Thomas P. Hartness

/s/ Kristoffer Mack
By: Kristoffer Mack

/s/ Paul Rapello
By: Paul Rapello

/s/ Glen R. Bailey
By: Glen R. Bailey

/s/ Marsha C. Bailey
By: Marsha C. Bailey

/s/ Kenneth L. Smith
By: Kenneth L. Smith

/s/ Bernard M. McPheely
By: Bernard M. McPheely

/s/ James Carroll
By: James Carroll

/s/ Robert M. Daisley
By: Robert M. Daisley

/s/ Ben Wolkowitz
By: Ben Wolkowitz

/s/ Craig Brown
By: Craig Brown

/s/ Ronnie Kobrovsky
By: Ronnie Kobrovsky

/s/ Lewis Smoak
By: Lewis Smoak

/s/ Brian McPheely
By: Brian McPheely

/s/ Mark P. Sennott
By: Mark P. Sennott, on behalf of himself individually and the Sennott Family Charitable Trust